SOTON HOLDINGS GROUP, INC.

375 N. Stephanie Street, Suite 1411, Henderson, NV, USA 89014

Tel. (702)9972116

Fax. (702)4468232

E-mail: sotonholdingsgroup@yahoo.com

March 4, 2011

Mr. Scott M. Anderegg

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Re: Soton Holdings Group, Inc

Registration Statement on Form S-1/A

Filed on February 23, 2011

Filing No. 333-170330

Dear Mr. Anderegg:

This letter shall serve as the request of Soton Holdings Group, Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Thursday, March 10, 2011, 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/S/ Mariya Kokho

Mariya Kokho, President